UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Comera Life Sciences Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

20037C108

(CUSIP Number)

May 19, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The

remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20037C108	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Phoenix Venture Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,052,835
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,052,835
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,052,835
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.2%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 20037C108	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Phoenix General Partner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,052,835[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,052,835
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,052,835
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Shares reported in this table are held by Phoenix Venture Partners LP, a Delaware limited partnership of which the Reporting Person is the sole general partner.

CUSIP No. 20037C108	Page 4 of 6 Pages

ITEM 1(a). NAME OF ISSUER

Comera Life Sciences Holdings, Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

12 Gill Street

Suite 4650

Woburn, MA 01801

ITEM  2(a). NAME OF PERSONS FILING

This joint statement on Schedule 13G is being filed by Phoenix General Partner LLC, a Delaware limited liability company (the “General Partner”), and Phoenix Venture Partners LP, a Delaware limited partnership (the “Fund” and, together with the General Partner, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE

The business address of each of the Reporting Persons is 1700 El Camino Real, Suite 355, San Mateo, CA 94402.

ITEM 2(c). CITIZENSHIP

The Fund is a Delaware limited partnership; and the General Partner is a Delaware limited liability company.

ITEM 2(d). TITLE OF CLASS OF SECURITIES

Common stock, par value $0.0001 per share (the “Common Stock”).

ITEM 2(e). CUSIP NUMBER

20037C108

ITEM 3. Not Applicable.

ITEM 4. OWNERSHIP

(a)	Amount beneficially owned by each Reporting Person: 3,052,835 shares of Common Stock.

(b)	Percent of class beneficially owned by each Reporting Person: 19.2%.

(c)

Number of shares as to which each of the Fund and the General Partner has (i) the sole power to vote or direct the vote of: 3,052,835, (ii) the shared power to vote or to direct the vote of: 0, (iii) the sole power to dispose or to direct the disposal of: 3,052,835, and (iv) the shared power to dispose or to direct the disposal of: 0.

CUSIP No. 20037C108	Page 5 of 6 Pages

The percentages of beneficial ownership reported herein, and on each Reporting Person’s cover page to this Schedule 13G, are based on a total of 15,937,185 shares of Common Stock outstanding, consisting of (i) 19,087,185 shares outstanding as of May 19, 2022, as reported in the Current Report on Form 8-K filed by the Issuer on May 25, 2022, less (ii) 3,150,000 shares held in an escrow account as of May 19, 2022 pursuant to an earn-out provision under the Business Combination Agreement dated January 31, 2022, as amended, as reported in the Current Report on Form 8-K filed by the Issuer on May 25, 2022.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 20037C108	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 31, 2022

PHOENIX VENTURE PARTNERS LP

By:	Phoenix General Partner LLC,
its General Partner

By:	/s/ Zachariah Jonasson
Zachariah Jonasson
Managing Member

PHOENIX GENERAL PARTNER LLC

By:	/s/ Zachariah Jonasson
Zachariah Jonasson
Managing Member